                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                 Morgan Stanley Emerging Markets Debt Fund Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of class of securities)


                                    61744H105
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                                 (CUSIP number)


         Check the following box if a fee is being paid with this statement / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No.                   61744H105            13G           Page 2 of 9 Pages
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   1       NAME OF REPORTING PERSONS
           S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                         Morgan Stanley Group Inc.
                         IRS # 13-283-8891
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /  /
                                                               (b) /  /
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   3       SEC USE ONLY
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   4       CITIZENSHIP OR PLACE OF ORGANIZATION
                         The state of organization is Delaware.
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        NUMBER OF            5       SOLE VOTING POWER
          SHARES                                    0
                          ------------------------------------------------------
       BENEFICIALLY          6       SHARED VOTING POWER
         OWNED BY                           1,178,988
                          ------------------------------------------------------
           EACH              7       SOLE DISPOSITIVE POWER
        REPORTING                                   0
                          ------------------------------------------------------
       PERSON WITH           8       SHARED DISPOSITIVE POWER
                                            1,824,162
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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,824,162
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  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                              8.47%
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  12       TYPE OF REPORTING PERSON*
                         IA, CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

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CUSIP No.         61744H105               13G                  Page 3 of 9 Pages
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    1      NAME OF REPORTING PERSONS
           S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                  Morgan Stanley & Co. Incorporated
                  IRS # 13-265-5996
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /  /
                                                               (b) /  /
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    3      SEC USE ONLY
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    4      CITIZENSHIP OR PLACE OF ORGANIZATION
                  The state of organization is Delaware.
--------------------------------------------------------------------------------
         NUMBER OF             5       SOLE VOTING POWER
           SHARES                                      0
                            ----------------------------------------------------
        BENEFICIALLY           6       SHARED VOTING POWER
          OWNED BY                             1,163,722
                            ----------------------------------------------------
            EACH               7       SOLE DISPOSITIVE POWER
         REPORTING                     0               0
                            ----------------------------------------------------
        PERSON WITH            8       SHARED DISPOSITIVE POWER
                                               1,163,722
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,163,722
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      5.40%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*
                     BD, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

--------------------------------------                   -----------------------
CUSIP No.              61744H105             13G               Page 4 of 9 Pages
--------------------------------------                   -----------------------

Item 1 (a)                      Name  of  Issuer
--------------                  ------------------------------------------------

                                Morgan Stanley Emerging Markets Debt Fund Inc.

Item 1 (b)                      Address of issuer's principal executive offices
--------------                  ------------------------------------------------

                                1221  Avenue  of  the  Americas
                                New York, New York 10020

Item 2 (a)                      Name  of  person  filing
--------------                  ------------------------------------------------

                       (a)      Morgan  Stanley  Group  Inc.
                       (b)      Morgan  Stanley  &  Co. Incorporated

Item 2 (b)                      Principal  business  office
--------------                  ------------------------------------------------

                       (a)      1585 Broadway
                                New York, New York 10036

                       (b)      1585 Broadway
                                New York, New York 10036

Item 2 (c)                      Citizenship
--------------                  ------------------------------------------------

                                Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2 (d)                      Title  of  class  of  Securities
--------------                  ------------------------------------------------

                                Common  Stock

Item 2 (e)                      Cusip  No.
--------------                  ------------------------------------------------

                                61744H105

Item    3              (a)      Morgan Stanley Group Inc. is (e) an Investment
--------------                  Adviser registered under Section 203 of  the
                                Investment  Advisers  Act  of  1940.

                       (b) Morgan Stanley & Co. Incorporated is (a) a Broker-Dealer registered under Section 15 of the Securities Exchange Act of 1934.

Item    4                       Ownership
--------------                  ------------------------------------------------

                                Incorporated by reference to Items (5) - (9) and
                                (11) of the cover page pertaining to each reporting person.

---------------------------                                 --------------------
CUSIP No.     61744H105                13G                     Page 5 of 9 Pages
---------------------------                                 --------------------


 Item 5       Ownership  of  5  Percent  or  Less  of  a  Class
--------      ------------------------------------------------------------------

              Inapplicable

 Item 6       Ownership of More than 5 Percent on Behalf of Another Person
--------      ------------------------------------------------------------------

              Accounts managed on a discretionary basis by wholly-owned subsidiaries of Morgan Stanley Group Inc., including Morgan Stanley & Co. Incorporated, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

 Item 7       Identification and Classification of the Subsidiary Which Acquired
--------      ------------------------------------------------------------------
              the Security Being Reported on By the Parent Holding Company
              ------------------------------------------------------------------

              Inapplicable

 Item 8       Identification  and  Classification  of  Members  of  the  Group
--------      ------------------------------------------------------------------

              Inapplicable

 Item 9       Notice  of  Dissolution  of  Group
--------      ------------------------------------------------------------------

              Inapplicable

Item 10       Certification
--------      ------------------------------------------------------------------

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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CUSIP No.  61744H105                  13G                      Page 6 of 9 Pages
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                   After reasonable inquiry and to the best of my
                   knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date :           February 4, 1997

  Signature :      /s/ Edward J. Johnsen
                   -------------------------------------------------------------
  Name/Title :     Edward J. Johnsen/Vice-President Morgan Stanley & Co. Incorporated
                   -------------------------------------------------------------
                   MORGAN  STANLEY  GROUP  INC.

  Date :           February 4, 1997

  Signature :      /s/ Edward J. Johnsen
                   -------------------------------------------------------------
  Name / Title :   Edward J. Johnsen / Vice-President Morgan Stanley & Co. Incorporated
                   -------------------------------------------------------------
                   MORGAN  STANLEY  &  CO.  INCORPORATED



                        INDEX TO EXHIBITS                                                  PAGE
                   ----------------------------                                          ---------


  EXHIBIT 1        Agreement to Make a Joint Filing                                         7
  ---------


  EXHIBIT 2        Secretary's Certificate Authorizing Edward J. Johnsen
  ---------        to Sign on Behalf of Morgan Stanley Group Inc.                           8


  EXHIBIT 3        Secretary's Certificate Authorizing Edward J. Johnsen
  ---------        to Sign on Behalf of Morgan Stanley & Co. Incorporated                   9